Deutsche Bank Annual Press Conference Frankfurt am Main, 28 January 2016 John Cryan – Co-Chief Executive Officer Jürgen Fitschen – Co-Chief Executive Officer Marcus Schenck – Chief Financial Officer Kim Hammonds – COO and CIO Exhibit 99.3

(10.0) in EUR bn Full year net income development, 2015 vs. 2014 Note: Figures may not add up due to rounding differences (1)Excludes litigation, severance & restructuring and policyholder benefits & claims (2)Goodwill, other intangible and HXB Net income 2014 Net revenue development LLP development Policyholder benefits & claims Restructuring & severance Litigation Write downs / Impairments(2) Tax Net FX-effect Net income 2015 1.7 0.2 0.2 0.0 (0.6) (3.1) (6.3) 0.9 0.1 (6.8) 2015 vs. 2014, FX-adjusted deltas Full year 2015 results 33.5 (1.0) (1.0) (0.7) (6.8) (5.2) (0.3) (5.8) 0.4 Adj. cost base(1) 0.1 (26.5) (12.0) + (0.7) HXB

Capital and balance sheet Note: Figures may not add up due to rounding differences RWA development in EUR bn Leverage exposure in EUR bn 1,395 Reduction Reduction CRD4 Leverage ratio, fully loaded CET 1 ratio, fully loaded 3.5% 3.5% 11.7% 11.1%

Core Business Performance, 2015 vs. 2014 (1/2) CB&S in EUR bn PBC in EUR bn Revenues Debt S&T up 10% Equities S&T up 6% Corporate Finance down 6% IBIT Impact of specific items – EUR (5.3 bn) Litigation EUR (2.8 bn), Impairments EUR (2.2 bn) Restructuring & severance EUR (0.2 bn) Revenues Broadly flat excluding impairment on Hua Xia Bank stake Pressure on Deposit products, partly offset by Credit/Insurance & Investment products IBIT Loss reflects impact of specific items – EUR (5.0 bn) Goodwill/intangible impairments EUR (3.6 bn), HXB impairments/valuations EUR (0.7 bn), restructuring & severance EUR (0.7 bn) Revenues IBIT Revenues IBIT 2014 2015 2015 2014 2015 2014 2015 2014 +4% (7%) 13.6 14.2 8.9 9.6 (3.3) 1.2 (2.0) 2.9 (0.7) HXB(1) (1)Hua Xia Bank impairments / valuations

Core Business Performance, 2015 vs. 2014 (2/2) GTB in EUR bn Deutsche AWM in EUR bn Revenues Trade Finance / Cash Management Corporates up 8% Institutional Cash & Securities Services up 18% Strength in Americas, EMEA IBIT Record IBIT reflects good business development in difficult environment Post tax RoE of 12% Revenues Cumulative net inflows of EUR 70bn (2014-2015) Management fees / Other recurring revenues up 21% IBIT Net inflows Cost pressure related to higher volumes partly offset by cost savings Revenues IBIT Revenues IBIT 2014 2015 2015 2014 2015 2014 2015 2014 +12% +15% 4.1 4.6 5.4 4.7 1.3 1.0 1.4 1.2 +23% +25%

Strategy 2020: what have we done so far? 21/12 Made progress on Postbank (squeeze-out, separate structure) 18/11 Announced integration of Berliner Bank 29/10 Launched restructuring programme 18/10 Reorganised businesses along client lines 29/10 Empowered infrastructure functions and regions/ “dual hatting“ in regions 18/09 Closed CB&S onshore business in Russia 27/11 Strengthened KYC/client on-boarding processes 03/11-04/12 Resolved litigation (OFAC Reg.), CDS Antitrust 28/12 Signed Hua Xia Bank agreement Progressed NCOU wind-down Reduced CRD4 Leverage 18/10 Abolished GEC and 11 other committees 18/10 Appointed a new leadership team 21/01 Redesigned compensation framework ... simpler & more efficient ...less risky ... better capitalised ....disciplined execution

Strategy 2020: priorities in 2016 ... simpler & more efficient ...less risky ... better capitalised ...disciplined execution Continue restructuring Continue to reshape GM/CIB franchise Progress Postbank separation Restructure German network Sustain progress on disposals Pursue technology roadmap Launch Intermediate Holding Company in New York (July 2016) Resolve further litigation issues Materially complete NCOU wind-down Complete disposal of Hua Xia Bank stake

Updates / settlements EC CDS Antitrust OFAC (Reg.) Others Addressing future litigation risk Reducing exposure to countries and clients with a higher risk profile Strengthening client on-boarding/KYC procedures Litigation: current status (1)Excluding impairment of goodwill and other intangibles of EUR 1.9 bn in 2012 and EUR 6.5 bn in FY2015. The latter also includes the Hua Xia Bank impairment. Litigation Reported net income in EUR bn 2012 2013 2014 2015 Litigation costs of EUR 12.7 billion since 2012 (1) 2.5 2.0 5.2 -0.3(1)

Key performance indicators 2015 2020 Plan Change Operating systems 45 4 End-of-life hardware / software 166 0 % virtualisation 46% 95% Private cloud adoption 20% 80% Intersystem reconciliations ~1,000 ~300 ~90% 100% 49ppts 60ppts 70% “Run the bank” costs targeted to decline by EUR ~800 m Reduce complexity of our IT Infrastructure (recap)

IT transformation Moving from a focus on cost and efficiency to business value Technology Model Business Transformation Enable growth through digital innovation Operational Efficiency Automate processes Standardisation Reduce complexity and risk Foundation Build a commoditised foundation

IT roadmap Core transformation underpinned by investments as part of Strategy 2020 95% virtualisation 80% private cloud Cost-effective volume growth Upgrade end-of-life hardware / software 15% intersystem reconciliations Simplify applications and processes Rationalise vendors Flexible infrastructure Insource critical technology capabilities 99.95% stability >100 new mobile applications Data-driven tailoring of products and services New digital services beyond banking Build a commoditised foundation Reduce complexity and risk Automate processes Enable growth through digital innovation 2015 2016 2017 2018 – 2020 Business Transformation Operational Efficiency Standardisation Foundation

Successful business footprint across Asia Pacific

Deep regional network

● Offices / branches ● Hubs



Beijing
Tianjin
Qingdao
Seoul
Tokyo
Chongqing
Shanghai
New Delhi
Gurgaon
Noida
Guangzhou
Aurangabad
Kolkata
Taipeh
Mumbai
Pune
Hanoi
Hong Kong
Kolhapur
Vellore
Manila
Bangalore
Chennai
Bangkok
Salem
Ho-Chi-Minh-City
Kuala Lumpur
Colombo
Singapore
Surabaya
Jakarta
Mauritius
Sydney
Melbourne

Financial performance

- 2015 revenues of over EUR 4bn (+14%)
- All businesses up by double digit percentages
- Profitability also benefited from cost reduction and operational efficiencies

Awards

Euromoney, Trade Finance Survey 2016:

- Best Trade Finance Provider for Asia Pacific

Asiamoney Cash Management Poll, July 2015:

- Best Global Cash Management Bank in Asia

The Asian Banker Transaction Banking APAC Awards, April 2015:

- Best International Transaction Bank
- Best International Cash Management Bank in Asia Pacific
- Best Global Clearing Bank for EUR and USD in Asia Pacific

Deutsche Bank
Annual Press Conference
28 January 2016
11

Governance in place Appointed regional heads Appointed regional management teams “One bank for Germany” Single team per region Deutsche Bank delivered seamlessly through one point Clear positioning for commercial clients “Die Bank für Unternehmer” Focus Banking for the Mittelstand Private banking Clear growth strategy for WM Better market penetration of private clients Stronger potential with Commercial Clients Regional structure for Germany: substantial progress Client-centric approach Progress so far Stuttgart München Köln Frankfurt Berlin Düsseldorf Hamburg Cross divisional set-up PWCC CIB

Network optimisation PWCC: restructuring increases connectivity with customers Digitally enabled advisory bank Future Today Optimised presence but remaining close to the clients Broad but dispersed branch presence Sales & Service Centres Premium advice by telephone and chat (24/7) Mobile and third party distribution Additional advisors and agencies Digital Superior digital offering with digital end-to-end processes … as part of omni-channel delivery to customers Branch network: ≥500 Flagship branches Advisory centers Branch network remains important …

Outlook 2016 Expect sufficient ADI capacity to service AT1 coupons Litigation will remain a burden, but expected to be below 2015 levels Restructuring and Severance charges of EUR ~1.0 billion in 2016 Cost pressure to be offset by savings, Adjusted Cost Base expected to be flat in 2016 2016 peak restructuring year CET 1 ratio expected to decline slightly in 1Q2016, but increase steadily from there LLPs to increase in 2016 from historic low levels, Deutsche Bank exposure to energy sector “underweight” versus industry and biased towards investment grade or well secured exposures RWA reduction from NCOU likely offset by operational risk; RWA expected to be flat in 2016

Cautionary statements These figures are preliminary and unaudited. The Annual Report 2015 and Form 20-F are scheduled to be published on March 11, 2016. This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 20 March 2015 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir. This presentation may contain non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the 4Q2015 Financial Data Supplement, which is accompanying this presentation and available at www.db.com/ir.